SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 5)

OPTICAL COMMUNICATION PRODUCTS, INC.
(Name of the Issuer)

Optical Communication Products, Inc.
Oplink Communications Inc.
Oplink Acquisition Corporation
(Name of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

68382T101
(CUSIP Number of Class of Securities)

Optical Communication Products, Inc. 6101 Variel Avenue Woodland Hills, CA 91367 Attn: Philip F. Otto President and Chief Executive Officer (818) 251-7100	Oplink Communications, Inc. Oplink Acquisition Corporation 46335 Landing Parkway, Fremont, CA 94538 Attn: Joseph Y. Liu President and Chief Executive Officer (510) 933-7200
(Name, Address, and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to

Kenneth R. Bender, Esq. Paul, Hastings, Janofsky & Walker LLP 515 South Flower Street Twenty-fifth Floor Los Angeles, CA 90071 (213)683-6000	Carmen Chang, Esq. Scott Anthony, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94306 (650) 493-9300

This statement is filed in connection with (check the appropriate box):
☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☑	d.	None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transactions: ☑

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$79,653,621	$2,445.37

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of

(a) the product of (i) the 48,042,195 shares of Class A Common Stock and (ii) the merger consideration of $1.65 per share and

(b)the difference between the merger consideration of $1.65 per share and the exercise price per share of each of the 648,607 shares of common stock options outstanding in which the exercise price per share is less than $1.65 per share (equal to $383,999). The filing fee was calculated in accordance with Section 14(g) of the Exchange Act, by multiplying the aggregate transaction valuation of $79,653,621 by 0.0000307.
☑	Check box if any part of the fee is offset as provided by Regulation 240.0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,445.37
Form or Registration No.: Schedule 14A
Filing Party: Optical Communication Products, Inc.
Date Filed: August 27, 2007

Introduction
          This Amendment No. 5 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Statement”) is being filed by (1) Optical Communication Products, Inc., a Delaware corporation (the “Company” or “OCP”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Oplink Communications, Inc., a Delaware corporation (“Parent” or “Oplink”) and (3) Oplink Acquisition Corporation, a Delaware corporation (“Oplink Acquisition Corporation”). OCP, Parent and Oplink Acquisition Corporation are sometimes referred to herein collectively as the “Filing Persons.”
          This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Statement.
          All information contained in this Statement concerning any Filing Person has been provided by such Filing Person and no other Filing Person, including the Company and Oplink, takes responsibility for the accuracy of any information not supplied by such Filing Person.
Item 15. Additional Information.
     Regulation M-A Item 1011
     Item 15(b) is hereby amended and supplemented as follows:
     On October 31, 2007, at a special meeting of OCP stockholders, OCP stockholders holding more than two-thirds of the OCP common stock not held by Oplink voted to approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 19, 2007, by and among OCP, Parent and Oplink Acquisition Corporation.
     On October 31, 2007, OCP filed a Certificate of Merger with the Delaware Secretary of State, pursuant to which Oplink Acquisition Corporation was merged with and into OCP, with OCP continuing as the surviving corporation (the “Merger”). Generally, at the effective time of the Merger, (i) each share of the Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of OCP, or by Parent or its affiliates immediately prior to the effective time of the Merger, or held by stockholders who properly exercised appraisal rights under Delaware law) was automatically converted into the right to receive $1.65 in cash, without interest, (ii) the separate existence of Oplink Acquisition Corporation ceased, and (iii) OCP became a wholly-owned subsidiary of Oplink.
     As a result of the Merger, the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, was terminated upon application to the Securities and Exchange Commission, and the Common Stock is no longer listed on any quotation system or exchange, including the NASDAQ Global Market.
Item 16. Exhibits.
     Regulation M-A Item 1016
     Item 16 is hereby amended and supplemented by adding the following exhibit thereto:
(a)(4)	Press release dated October 31, 2007, incorporated herein by reference to Current Report on Form 8-K filed by Oplink Communications, Inc. with the SEC on November 1, 2007

Item 1. Exhibits
     Regulation M-A Item 1016

Exhibit
Number	Description
(a)(l)	Letter to Stockholders of Optical Communication Products, Inc. (“OCP”), incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on October 2, 2007 (the “Proxy Statement”)
Letter to Stockholders of OCP, incorporated herein by reference to the additional definitive solicitation materials on Schedule 14A filed with the SEC on October 10, 2007 (the “Solicitation Materials”)
Letter to Stockholders of OCP, incorporated herein by reference to the additional definitive solicitation materials on Schedule 14A filed with the SEC on October 24, 2007 (the “Solicitation Materials No. 2”)
(a)(2)	Notice of Special Meeting of Stockholders of OCP, incorporated herein by reference to the Proxy Statement
(a)(3)	The Proxy Statement
The Solicitation Materials
The Solicitation Materials No. 2
Current Report on Form 8-K filed with the SEC on October 4, 2007, as amended on October 9, 2007, incorporated herein by reference
Current Report on Form 8-K filed with the SEC on October 10, 2007, incorporated herein by reference
Current Report on Form 8-K filed with the SEC on October 24, 2007, incorporated herein by reference
(a)(4)	Form of proxy card incorporated herein by reference to the Proxy Statement
(a)(5)	Press release dated October 31, 2007, incorporated herein by reference to Current Report on Form 8-K filed by Oplink Communications, Inc. with the SEC on November 1, 2007
(b)	None
(c)(l)	Fairness Opinion of Bear Sterns & Co., dated June 19, 2007, incorporated herein by reference to Annex B to the Proxy Statement
(c)(2)*	Presentation, dated as of June 19, 2007, to the Special Committee of OCP by Bear Sterns & Co.
(c)(3)	Fairness Opinion of Seven Hills Partners LLC, dated June 18, 2007, incorporated herein by reference to Annex C to the Proxy Statement
(c)(4)*	Presentation, dated as of June 18, 2007, to the Board of Oplink Communications, Inc. (“Oplink”) by Seven Hills Partners LLC
(d)(l)	Agreement and Plan of Merger, dated as of June 19, 2007, by and among OCP, Oplink and Oplink Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement
(f)(l)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D of the Proxy Statement
(g)	None

*	Previously filed.

SIGNATURES
          After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

OPTICAL COMMUNICATION PRODUCTS, INC.
Date: November 1, 2007	By:	/s/ Joseph Y. Liu
		Name:	Joseph Y. Liu
		Title:	President

OPLINK ACQUISITION CORPORATION
Date: November 1, 2007	By:	/s/ Joseph Y. Liu
		Name:	Joseph Y. Liu
		Title:	President

OPLINK COMMUNICATIONS, INC.
Date: November 1, 2007	By:	/s/ Joseph Y. Liu
		Name:	Joseph Y. Liu
		Title:	President

EXHIBIT INDEX

Exhibit
Number	Description
(a)(l)	Letter to Stockholders of Optical Communication Products, Inc. (“OCP”), incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on October 2, 2007 (the “Proxy Statement”)
Letter to Stockholders of OCP, incorporated herein by reference to the additional definitive solicitation materials on Schedule 14A filed with the SEC on October 10, 2007 (the “Solicitation Materials”)
Letter to Stockholders of OCP, incorporated herein by reference to the additional definitive solicitation materials on Schedule 14A filed with the SEC on October 24, 2007 (the “Solicitation Materials No. 2”)
(a)(2)	Notice of Special Meeting of Stockholders of OCP, incorporated herein by reference to the Proxy Statement
(a)(3)	The Proxy Statement
The Solicitation Materials
The Solicitation Materials No. 2
Current Report on Form 8-K filed with the SEC on October 4, 2007, as amended on October 9, 2007, incorporated herein by reference
Current Report on Form 8-K filed with the SEC on October 10, 2007, incorporated herein by reference
Current Report on Form 8-K filed with the SEC on October 24, 2007, incorporated herein by reference
(a)(4)	Form of proxy card incorporated herein by reference to the Proxy Statement
(a)(5)	Press release dated October 31, 2007, incorporated herein by reference to Current Report on Form 8-K filed by Oplink Communications, Inc. with the SEC on November 1, 2007
(b)	None
(c)(l)	Fairness Opinion of Bear Sterns & Co., dated June 19, 2007, incorporated herein by reference to Annex B to the Proxy Statement
(c)(2)*	Presentation, dated as of June 19, 2007, to the Special Committee of OCP by Bear Sterns & Co.
(c)(3)	Fairness Opinion of Seven Hills Partners LLC, dated June 18, 2007, incorporated herein by reference to Annex C to the Proxy Statement
(c)(4)*	Presentation, dated as of June 18, 2007, to the Board of Oplink Communications, Inc. (“Oplink”) by Seven Hills Partners LLC
(d)(l)	Agreement and Plan of Merger, dated as of June 19, 2007, by and among OCP, Oplink and Oplink Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement
(f)(l)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D of the Proxy Statement
(g)	None

*	Previously filed.